

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 30, 2009

VIA U.S. MAIL AND FAX (352) 375-6111

Ms. Mary Bailey Sellers
Chief Financial Officer
Mammatech Corporation
930 Northwest 8th Avenue
Gainesville, Florida 32601

> **Re:** **Mammatech Corporation**
> **Form 10-KSB for the year ended August 31, 2008**
> **Filed December 15, 2008**
> **File No. 000-11050**

Dear Ms. Sellers:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended August 31, 2008

Item 6. Management's Discussion and Analysis of Financial conditions and Results of Operations, page 7

Comparison of Fiscal Year Ended August 31, 2007 and 2008, page 8

1.   We note your disclosure that the decrease in gross profit was related primarily to "reallocation of training cost from administrative expense to cost of sales" and that these "monies were paid to outside service providers and one employee for training to clients." Please respond to the following:
   - Quantify the amounts that were reallocated for each period presented, specifically the impact to cost of sales, gross profit and selling, general and administrative expenses.
   - Explain if the amounts were reallocated for all period presented. If not, explain what periods the costs were reallocated and why only these periods.
   - Clarify whether you have restated prior periods. If not, please provide your SAB 99 analysis. We refer you to the guidance in SAB 108 and SFAS 154, as appropriate.

Item 8A. Controls and Procedures, page 22

2.   It does not appear that your management has performed its assessment of internal control over financial reporting as of August 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

        In performing your evaluation, you may find the following documents helpful:

   - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

   - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

   - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

3.   In this regard, please tell us your consideration whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Note 1. Summary of Significant Accounting Policies, page 14

Research and Development, page 16

4.   Revise future filings to disclose the total research and development cost charged to expense in each period for which an income statement is presented. Refer to SFAS 2, paragraph 13 for guidance.

Form 10-Q for the quarterly period ended November 30, 2008

Note 1. Basis of Presentation, page 4

5.   We note your disclosure that the accompanying unaudited financial statements were prepared using "Item 310(b) of Regulation S-B." Note that Article 8 of Regulation S-X replaced Item 310 of Regulation S-B. Revise future filings to clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Comparison of Three Months Ended November 30, 2008 and 2007, page 7

6.   We note that the increase in operating loss for the current period was due in part to a royalty payment made to the University of West Virginia. We also note on page 6 of your Form 10-KSB that the MammaCare System is "subject to royalties payable to four of the co-inventors over the life of the patent." Tell us and revise future filings to disclose the terms of these and any other material royalty agreements. Refer to SFAS 5 for guidance.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief